

04034406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003   Commission file number 33-38827

CATELLUS DEVELOPMENT CORPORATION
PROFIT SHARING & SAVINGS PLAN
AND TRUST
(Full title of the plan and the address of the plan)

CATELLUS DEVELOPMENT CORPORATION
201 Mission Street
San Francisco, California 94105
(Name of issuer of the securities and the address of its principal executive office)

REQUIRED INFORMATION

1. Audited Statement of Net Assets Available for Plan Benefits at December 31, 2003 and 2002 and Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 are contained in this Annual Report.
2. Consent of PricewaterhouseCoopers LLP, independent auditors, is contained in this Annual Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CATELLUS DEVELOPMENT CORPORATION
PROFIT SHARING & SAVINGS PLAN AND TRUST


Date: June 28, 2004

By: *Jaime L. Germenian*
Jaime L. Germenian
Member
Administrative Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-38827) of Catellus Development Corporation of our report dated June 25, 2004 relating to the financial statements of the Catellus Development Corporation Profit Sharing & Savings Plan and Trust, which appears in Exhibit 1 to this Form 11-K.

PricewaterhouseCoopers LLP

San Francisco, California
June 28, 2004



Catellus Development Corporation Profit Sharing & Savings Plan and Trust
Financial Statements and Additional Information
December 31, 2003 and 2002

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust
Contents
December 31, 2003 and 2002

[1] Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Catellus Development Corporation
Profit Sharing & Savings Plan and Trust

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Catellus Development Corporation Profit Sharing & Savings Plan and Trust (the "Plan") at December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Francisco, California
June 25, 2004

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments	$ 25,708,073	$ 19,356,663
Participant loans	340,240	443,188
Employer contribution receivable	366,035	432,397
Net assets available for Plan benefits	$ 26,414,348	$ 20,232,248

The accompanying notes are an integral part of these financial statements.

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2003

Additions

Investment income

Interest on participant loans	$ 30,348
Dividends	486,827
Net appreciation in fair value of investments	4,173,634
	4,690,809

Contributions

Employer	1,034,179
Participant	1,837,939
	2,872,118
Total additions	7,562,927

Deductions

Distributions to participants	(1,379,507)
Administrative expenses	(1,320)
Total deductions	(1,380,827)
Net increase in net assets available for plan benefits	6,182,100

Net assets available for plan benefits

Beginning of year	20,232,248
End of year	$ 26,414,348

The accompanying notes are an integral part of these financial statements.

1. **Description of the Plan**

    The following description of the Catellus Development Corporation Profit Sharing & Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

    The Plan is a defined contribution plan which became effective August 1, 1990. Prior to August 1, 1990, eligible employees of Catellus Development Corporation (the "Company") participated in the Santa Fe Pacific Corporation Retirement and Savings Plan (the "SFP Plan"). The Plan contains a deferred income arrangement intended to satisfy the requirements of the Internal Revenue Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The Company acts as the Plan administrator. The Company has delegated its responsibility to oversee the Plan's operations to an administrative committee which consists of employees of the Company. SEI Private Trust Company ("SEI") serves as the trustee of the Plan (the "Trustee"). The Trustee holds the Plan's assets, establishes and maintains an individual account for each participant, maintains the financial records relating to the trust, executes all investment transactions and makes all benefit payments as directed by the Plan administrator.

    The Plan provides that employees of the Company are eligible to participate on the first January 1, April 1, July 1, or October 1 subsequent to completing three months of service at full-time status. For part-time status, an employee must complete a "year of service" (one thousand hours in a twelve month consecutive period). The service period begins on the date employment commences, and employees meeting the eligibility requirements of the Plan on August 1, 1990 (inception) were immediately eligible to participate.

    Eligible employees may make voluntary contributions in the form of regular payroll deductions ranging from 1% to 100% of eligible compensation. The maximum employee contribution for the 2003 and 2002 Plan year was $12,000 and $11,000, respectively. The maximum allowable contributions may be adjusted annually for inflation in accordance with Internal Revenue Service regulations.

    The Company will match 100% and 50% of employee contributions up to the first 2% and the next 4% of eligible compensation, respectively, up to a maximum of $6,016 and $5,514 for the 2003 and 2002 Plan years, respectively. The Company may change the matching contribution formula at any time after sufficient notice to participants. Additionally, for each plan year, the Company may elect to make a profit sharing contribution to the Plan. A participant's share of the profit sharing contribution is based on a percentage of eligible compensation. The percentage is the same for all participants, but it can vary from year to year and may be zero for some plan years. For 2003 and 2002, the Plan accrued profit sharing contributions totaling $366,035 and $432,397, respectively, representing 2% of eligible compensation based on declarations by the Company's Board of Directors.

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust
Notes to Financial Statements
December 31, 2003 and 2002

Participants are immediately vested in voluntary contributions plus earnings thereon. Participants become vested in Company contributions at a rate of 20% for each completed year of service, as defined. In addition, participants become fully vested in Company contributions if their service ends on or after age 65, or upon their death or permanent and total disability.

Contributions to the Plan may be invested, based on the participant's election, in any combination of the alternatives described in Note 3.

Participants may change their investment options or transfer account balances any day of the year. The investment options represented by each of these alternatives are described in Note 3. Amounts relating to participant account forfeitures are maintained in a money market account and, as described below, may be used by the Company to pay administrative fees or reduce the Company's matching contribution, as directed by the Plan administrator.

Participants may borrow from their fund accounts subject to the requirements and limitations set forth in the Plan document and the Internal Revenue Code ("IRC"). Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate (as quoted in the Wall Street Journal) at the date of the loan plus 1%. Interest rates on loans outstanding at December 31, 2003 ranged from 5.0% to 10.5%. Principal and interest is paid ratably through monthly payroll deductions.

All distributions to participants and/or beneficiaries, payable out of participants' accounts under the terms of the Plan, will be paid by the Trustee in accordance with the Plan agreement.

2. **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments
Investments in mutual funds and common stock are valued by the Trustee based on the fair value of the underlying net assets of each fund. Participant loans are carried at amortized cost. Investments in insurance contracts (SEI Stable Asset Fund) were valued at amortized cost which approximates fair value. Fair values of common stock and mutual fund investments are measured by quoted prices in active markets.

Purchases and sales of securities are recorded on the trade-date. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

Participant Loans
Under the terms of the Plan, the Plan may extend loans to participants. During the year ended December 31, 2003, there were $79,853 in new participant loans and $182,801 in principal loan repayments. Distributions to participants from the Participant Loan Fund relate to terminated

5

employees who were unable to repay their loan in full. Such distributions amounted to $22,752 and $813 during the years ended December 31, 2003 and 2002, respectively, and are subject to federal income taxation.

Contributions and Forfeitures
Participant contributions and Company matching contributions to the Plan are recorded or accrued in the period the Company makes payroll deductions from Plan participants. Company profit sharing contributions are recorded in the related plan year. Forfeitures of nonvested amounts are credited to a forfeiture account which is utilized for future contributions by the Company to remaining participants. During 2003 and 2002, forfeitures totaled $87,584 and $113,877, respectively. The cumulative forfeitures of $1,123,865 as of December 31, 2003 will be used to reduce future contributions by the Company and are included in investments in the accompanying statement of net assets.

Benefits
Benefits are recorded when paid from Plan assets to the participant.

Administrative Expenses and Maintenance Fees
All fees and expenses related to management and administration of the Plan are paid directly by the Company. Under the terms of the Plan, account maintenance fees are to be charged to each participant's account by the Trustee. Fund management fees may be indirectly charged to participants as a reduction in the net asset value of the related investment option.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

3. **Investments**

The following investment alternatives are available to Plan participants.

SEI Core Fixed Income Fund
This mutual fund invests primarily in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities. The objective of this fund is to provide a broad level of diversification and current income in U.S fixed income securities in a risk-controlled framework. No guarantees are made on the amounts invested and this fund incurs and pays an annual advisory fee of 0.6% currently. At December 31, 2003 and 2002, the fund had a market value of $10.56 and $10.54 per share, respectively. At December 31, 2003 and 2002, 98 and 81 participants, respectively, were invested in this fund.

SEI Diversified Global Growth Fund
This mutual fund invests primarily in underlying SEI funds. The underlying SEI funds invest, in turn, in securities in specific asset classes. The objective of this fund is to provide long-term capital through participation in the U.S. and international equity markets. Current income is a secondary

consideration. The fund incurs and pays annual an advisory fee of 0.12% currently. At December 31, 2003 and 2002, the fund had a market value of $11.30 and $9.10 per share, respectively, and 22 and 14 participants, respectively, were invested in this fund.

SEI Diversified Global Stock Fund

This mutual fund seeks long-term capital growth through almost exclusive participation investments in the U.S. and international equities. The fund incurs and pays an annual advisory fee of 0.12% currently. At December 31, 2003 and 2002 the fund had a market value of $10.20 and $10.08 per share, respectively and 12 and 7 participants, respectively, were invested in the fund.

SEI Diversified Moderate Growth Fund

This mutual fund invests primarily in underlying SEI funds. The underlying SEI funds invest, in turn, in securities in specific asset classes. The objective of this fund is to provide long-term growth of capital with a limited level of current income. The fund incurs and pays an annual advisory fee of 0.12% currently. At December 31, 2003 and 2002, the fund had a market value of $11.59 and $9.91 per share, respectively. At December 31, 2003 and 2002, 128 and 112 participants, respectively, were invested in this fund.

SEI International Equity Fund

This mutual fund invests primarily in common stocks and other equity securities of foreign companies. The fund incurs and pays an annual advisory fee of 1.00% currently. At December 31, 2003 and 2002, the fund had a market value of $9.50 and $7.27 per share, respectively. At December 31, 2003 and 2002, 56 and 49 participants, respectively, were invested in this fund.

SEI Large Cap Growth Fund

This mutual fund invests primarily in common stocks of U.S. companies with a market capitalization of more than $1 billion, which includes stocks with growth characteristics. The fund incurs and pays an annual advisory fee of 0.85% currently. At December 31, 2003 and 2002, the fund had a market value of $17.31 and $13.82 per share, respectively. At December 31, 2003 and 2002, 229 and 195 participants, respectively, were invested in this fund.

SEI Large Cap Value Fund

This mutual fund invests primarily in common stocks of U.S. companies with a market capitalization of more than $1 billion, which includes stocks with value characteristics. The fund incurs and pays an advisory fee of 0.85% currently. At December 31, 2003 and 2002, the fund had a market value of $18.98 and $14.90 per share, respectively. At December 31, 2003 and 2002, 61 and 46 participants, respectively, were invested in this fund.

SEI Small Cap Growth Fund

This mutual fund invests primarily in common stocks of U.S. companies with a market capitalization of less than $2 billion, which includes stocks with growth characteristics. The fund incurs and pays an annual advisory fee of 1.1% currently. At December 31, 2003 and 2002, the fund had a market value of $15.99 and $10.25 per share, respectively. At December 31, 2003 and 2002, 99 and 79 participants, respectively, were invested in this fund.

SEI Small Cap Value Fund
This mutual fund invests primarily in common stocks of U.S. companies with a market capitalization of less than $2 billion, which includes stocks with value characteristics. The fund incurs and pays an annual advisory fee of 1.1% currently. At December 31, 2003 and 2002, the fund had a market value of $19.28 and $14.29 per share, respectively. At December 31, 2003 and 2002, 63 and 46 participants, respectively, were invested in this fund.

SEI S&P 500 Index Fund
This mutual fund invests substantially all of its assets in securities listed in the S&P 500 Index, which is comprised of 500 selected securities (mostly common stocks). The objective of this fund is to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Stock Index. The fund incurs and pays an annual advisory fee of 0.4% currently. At December 31, 2003 and 2002, the fund had a market value of $34.22 and $27.07 per share, respectively. At December 31, 2003 and 2002, 294 and 261 participants, respectively, were invested in this fund.

SEI Stable Asset Fund
This fund seeks to provide high current income, with the preservation of capital as the primary objective. The objective of this fund is to diversify investments among guaranteed investment contracts (GIC) issued by major life insurance companies and money center banks, as well as synthetic GICs. At December 31, 2003 and 2002, the fund had a market value of $1.00 per share. At December 31, 2003 and 2002, 203 and 197 participants, respectively, were invested in this fund.

Catellus Stock Fund
This pooled account is comprised of funds invested in the Company's common stock. At times, funds are also temporarily placed in a money market account while awaiting reinvestment in units of the fund. At December 31, 2003 and 2002, the fund had a market value of $42.35 and $30.18 per unit, respectively. At December 31, 2003 and 2002, 210 and 185 participants, respectively, were invested in this fund.

The following presents investments that represent five percent or more of the Plan's net assets.

	2003	2002
SEI Diversified Moderate Growth Fund	$ 1,712,156	$ 1,334,981
SEI Large Cap Growth Fund	2,784,151	1,956,407
SEI S&P 500 Index Fund	6,809,712	4,568,520
SEI Stable Asset Fund	6,172,754	6,282,426
Catellus Stock Fund	4,171,961	3,137,367
Other (individually less than 5%)	4,057,339	2,076,962
	$ 25,708,073	$ 19,356,663

4. **Tax Status of the Plan**

The Internal Revenue Service has determined and informed the Company by a letter dated January 10, 2002 that the Plan and associated trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan continues to fulfill the requirements of the IRC and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made in these financial statements for federal or state income taxes.

5. **Termination of the Plan**

The Company intends to continue the Plan indefinitely for the benefit of its employees, but reserves the right by action of its Board of Directors to amend or terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event that the Plan is terminated, each participant's account shall be 100% vested and nonforfeitable in their contributions. Thereupon, each participant shall receive a total distribution of their participant account in accordance with the terms of the Plan Agreement.

6. **Net Appreciation in Fair Value of Investments**

During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

SEI Core Fixed Income Fund	$ 1,333
SEI Diversified Global Growth Fund	21,957
SEI Diversified Global Stock Fund	12,282
SEI Diversified Moderate Growth Fund	242,494
SEI International Equity Fund	107,241
SEI Large Cap Growth Fund	555,470
SEI Large Cap Value Fund	93,406
SEI Small Cap Growth Fund	312,499
SEI Small Cap Value Fund	130,683
SEI S&P 500 Index Fund	1,391,859
Catellus Stock Fund	1,304,410
	$ 4,173,634

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(a)	(b) Identify of Issuer, Lessor or Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	(d) Cost**	(e) Current Value
*	SEI	SEI Stable Asset Fund	$	6,172,754
*	Catellus	Catellus Stock Fund		4,171,961
*	SEI	SEI Diversified Global Stock Fund		71,955
*	SEI	SEI Diversified Global Growth Fund		134,364
*	SEI	SEI Diversified Moderate Growth Fund		1,712,156
*	SEI	SEI International Equity Fund		477,691
*	SEI	SEI Large Cap Growth Fund		2,784,151
*	SEI	SEI Large Cap Value Fund		540,606
*	SEI	SEI S&P 500 Index Fund		6,809,712
*	SEI	SEI Small Cap Growth Fund		1,003,029
*	SEI	SEI Small Cap Value Fund		844,174
*	SEI	SEI Core Fixed Income Fund		985,520
*	Participant loans	Interest rates range from 5.0% to 10.5%		340,240
			$	26,048,313

* Represents a party-in-interest to the Plan, as defined by ERISA.
** Not required for participant-directed investments.

EXHIBIT INDEX

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-38827) of Catellus Development Corporation of our report dated June 25, 2004 appearing in Exhibit 1 to this Annual Report of the Catellus Development Corporation Profit Sharing & Savings Plan and Trust on Form 11-K.

PRICEWATERHOUSECOOPERS LLP

San Francisco, California
June 28, 2004